FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 May 2012.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 May 2012.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 May 2012.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 May 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 May 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 May 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 May 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 May 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 May 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 May 2012.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 May 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 May 2012.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 May 2012.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 May 2012.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 May 2012.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 May 2012.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 May 2012.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 May 2012.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 May 2012.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 31 May 2012.

21.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 31 May 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 June 2012	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 314,670 ordinary shares of AstraZeneca PLC at a price of 2700 pence per share on 30 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,270,014,020.

A C N Kemp
Company Secretary
1 May 2012

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 April 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,270,045,334 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,270,045,334.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 May 2012

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 312,437 ordinary shares of AstraZeneca PLC at a price of 2721 pence per share on 1 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,269,732,897.

A C N Kemp
Company Secretary
2 May 2012

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 313,590 ordinary shares of AstraZeneca PLC at a price of 2710 pence per share on 2 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,269,470,811.

A C N Kemp
Company Secretary
3 May 2012

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 311,816 ordinary shares of AstraZeneca PLC at a price of 2727 pence per share on 3 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,269,163,885.

A C N Kemp
Company Secretary
4 May 2012

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 311,479 ordinary shares of AstraZeneca PLC at a price of 2730 pence per share on 4 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,269,166,468.

A C N Kemp
Company Secretary
8 May 2012

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 313,798 ordinary shares of AstraZeneca PLC at a price of 2709 pence per share on 8 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,268,566,549.

A C N Kemp
Company Secretary
9 May 2012

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 316,391 ordinary shares of AstraZeneca PLC at a price of 2685 pence per share on 9 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,268,256,452.

A C N Kemp
Company Secretary
10 May 2012

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 316,716 ordinary shares of AstraZeneca PLC at a price of 2682 pence per share on 10 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,267,940,579.

A C N Kemp
Company Secretary
11 May 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 315,751 ordinary shares of AstraZeneca PLC at a price of 2691 pence per share on 11 May 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,267,634,390.

A C N Kemp
Company Secretary
14 May 2012

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 May 2012, it purchased for cancellation 525,500 ordinary shares of AstraZeneca PLC at a price of 2665 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,267,111,010.

A C N Kemp
Company Secretary
15 May 2012

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 May 2012, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2654 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,266,580,309.

A C N Kemp
Company Secretary
16 May 2012

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 May 2012, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2632 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,266,097,480.

A C N Kemp
Company Secretary
17 May 2012

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 May 2012, it purchased for cancellation 360,000 ordinary shares of AstraZeneca PLC at a price of 2638 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,265,767,115.

A C N Kemp
Company Secretary
18 May 2012

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 May 2012, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2624 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,265,183,783.

A C N Kemp
Company Secretary
21 May 2012

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 May 2012, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2610 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,264,610,194.

A C N Kemp
Company Secretary
24 May 2012

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 May 2012, it purchased for cancellation 153,000 ordinary shares of AstraZeneca PLC at a price of 2605 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,264,461,837.

A C N Kemp
Company Secretary
25 May 2012

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 May 2012, it purchased for cancellation 130,000 ordinary shares of AstraZeneca PLC at a price of 2609 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,264,337,075.

A C N Kemp
Company Secretary
28 May 2012

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 May 2012, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 2626 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,264,197,399.

A C N Kemp
Company Secretary
30 May 2012

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 May 2012, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2603 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,263,508,760.

A C N Kemp
Company Secretary
31 May 2012

Item 21

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 30 May 2012, Dr Bruce Burlington, a Director of the Company, notified us that, on 30 May 2012, he purchased 1,000 AstraZeneca PLC American Depositary Shares (ADSs) at a price of USD 40.46 per ADS. One AstraZeneca ADS equals one AstraZeneca PLC Ordinary Share of USD 0.25.

Following this purchase, Dr Bruce Burlington has a total interest in 1,553 shares.

A C N Kemp
Company Secretary
31 May 2012